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                                    Filed by Industrial Holdings, Inc. Pursuant
                                    to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Commission File No.: 0-19580
                                    Subject Company: Industrial Holdings, Inc.

         INDUSTRIAL HOLDINGS, INC. INCLUDED THE FOLLOWING AS A PART OF ITS ANNUAL FORM 10-K FILING ON APRIL 16, 2001

PAGE 3:
Letter of Intent for Merger with T-3 Energy Services, Inc.

     On April 2, 2001, we entered into a non-binding letter of intent to re-capitalize IHI through a merger with T-3 Energy Services, Inc. ("T-3") and an equity infusion by a private equity fund managed by First Reserve Corporation ("First Reserve"). Under terms of the letter of intent, and subject to successful negotiation of a definitive agreement, the current shareholders of T-3 will acquire control of IHI through a merger of the two companies. In connection with the merger, T-3's largest shareholder, First Reserve Fund VIII, L.P., will contribute up to $9.6 million of equity to the business (at a price of $1.75 per share), and will assist us in refinancing the combined company's debt into a long-term credit facility. Among other conditions, the transaction is contingent upon obtaining the approval of IHI and T-3 shareholders, and customary regulatory approvals. The transaction, if approved, would close in the third quarter of this year.

     As a condition to signing the definitive merger agreement, and to improve the liquidity of IHI during the approval period, T-3 will purchase our subsidiary, A&B Bolt & Supply, Inc. ("A&B Bolt") for a cash purchase price of $15 million. Not more than $9.0 million of the proceeds will be used to repay secured bank indebtedness with the remaining proceeds to be used by us for working capital purposes. The purchase of A&B Bolt by T-3 is expected to close in the second quarter of 2001, subject to the approval of our Senior Lenders. We expect to recognize a $3.5 million loss during the second quarter of 2001 in connection with this disposition.

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We entered into a non-binding letter of intent to re-capitalize IHI through a merger with T-3 and an equity infusion by a private equity fund managed by First Reserve. Under terms of the letter of intent, and subject to successful negotiation of a definitive agreement, the current shareholders of T-3 will acquire control of IHI through a merger of the two companies. In connection with the merger, an affiliate of First Reserve will contribute up to $9.6 million of equity to the business (at a price of $1.75 per share), and will assist us in refinancing the combined company's debt into a long-term credit facility. Among other conditions, the transaction is contingent upon obtaining the approval of IHI and T-3 shareholders, and customary regulatory approvals. The transaction, if approved, would close in the third quarter of this year.
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     As a condition to signing the definitive merger agreement, and to improve the liquidity of IHI during the approval period, T-3 will purchase our subsidiary, A&B Bolt, for a cash purchase price of $15 million. A portion of the proceeds will be used to repay secured bank indebtedness with the remaining proceeds to be used by us for working capital purposes. The purchase of A&B Bolt by T-3 is expected to close in the second quarter of 2001, subject to the approval of our Senior Lenders.

PAGE 24:
     We entered into a non-binding letter of intent to re-capitalize IHI through a merger with T-3 and an equity infusion by a private equity fund managed by First Reserve. Under terms of the letter of intent, and subject to successful negotiation of a definitive agreement, the current shareholders of T-3 will acquire control of IHI through a merger of the two companies. In connection with the merger, an affiliate of First Reserve will contribute up to $9.6 million of equity to the business (at a price of $1.75 per share), and will assist us in refinancing the combined company's debt into a long-term credit facility. Among other conditions, the transaction is contingent upon obtaining the approval of IHI and T-3 shareholders, and customary regulatory approvals. The transaction, if approved, would close in the third quarter of this year.

     As a condition to signing the definitive merger agreement, and to improve the liquidity of IHI during the approval period, T-3 will purchase our subsidiary, A&B Bolt, for a cash purchase price of $15 million. A portion of the proceeds will be used to repay secured bank indebtedness with the remaining proceeds to be used by us for working capital purposes. The purchase of A&B Bolt by T-3 is expected to close in the second quarter of 2001, subject to the approval of our Senior Lenders.

PAGE F-34 (Note 18 to Consolidated Financial Statements):
18.  SUBSEQUENT EVENTS

     On April 2, 2001, the Company entered into a non-binding letter of intent to re-capitalize IHI through a merger with T-3 Energy Services, Inc. ("T-3") and an equity infusion by a private equity fund managed by First Reserve Corporation ("First Reserve"). Under terms of the letter of intent, and subject to successful negotiation of a definitive agreement, the current shareholders of T-3 will acquire control of IHI through a merger of the two companies. In connection with the merger, T-3's largest shareholder, First Reserve Fund VIII, L.P., will contribute up to $9.6 million of equity to the business (at a price of $1.75 per share), and will assist the Company in refinancing the combined company's debt into a long-term credit facility. Among other conditions, the transaction is contingent upon obtaining the approval of IHI and T-3 shareholders, and customary regulatory approvals. The transaction, if approved, would close in the third quarter of this year.

     As a condition to signing the definitive merger agreement, and to improve the liquidity of IHI during the approval period, T-3 will purchase one of the Company's subsidiaries, A&B Bolt & Supply, Inc. ("A&B Bolt") for a cash purchase price of $15 million. Not more than $9.0 million of the proceeds will be used to repay secured bank

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indebtedness with the remaining proceeds to be used by the Company for working capital purposes. The purchase of A&B Bolt by T-3 is expected to close as soon as practicable, subject to the approval of the Company's Senior Lenders. The Company expects to recognize a $3.5 million loss during the second quarter of 2001 in connection with this disposition.


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         In connection with the proposed merger, Industrial Holdings, Inc.
("IHI") will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the joint proxy statement/prospectus (when available) and other documents filed by IHI free of charge at the SEC's website, http://www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.

         IHI, its officers, directors and certain other employees of IHI may be soliciting proxies from IHI stockholders in favor of the merger and may be deemed to be "participants in the solicitation" under the rules of the SEC. INFORMATION REGARDING THE DIRECT AND INDIRECT INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION WILL BE SET FORTH IN THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

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